
September 20, 2024

Michael Prevoznik
Chief Financial Officer
BTCS Inc.
9466 Georgia Avenue #124
Silver Spring, MD 20910

> **Re: BTCS Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-40792**

Dear Michael Prevoznik:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Michael Prevoznik